UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 1)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

WEX INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))
Common Stock, $0.01 par value
(Title of Class of Securities)
96208T104
(CUSIP Number of Class of Securities)

Sara Trickett
Chief Legal Officer and Corporate Secretary
WEX Inc.
1 Hancock St.,
Portland, Maine 04101
(207) 773-8171
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Amanda Fenster
Lyuba Goltser
Weil, Gotshal & Manges LLP
767 5th Ave
New York, New York 10153
(212) 310-8000

Marisa D. Stavenas
John G. O’Connell
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017
(212) 455-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

AMENDMENT NO. 1 TO SCHEDULE TO

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission by WEX Inc., a Delaware corporation (“WEX” or the “Company”), on February 26, 2025 (the “Schedule TO”) in connection with the Company’s offer to purchase for cash up to $750 million in value of shares of its common stock, par value $0.01 per share (the “Common Stock”), at a purchase price of not less than $148.00 nor greater than $170.00 per share upon the terms and subject to the conditions described in the Offer to Purchase, dated February 26, 2025 (the “Offer to Purchase”), a copy of which was filed as Exhibit (a)(1)(A) to the Schedule TO, and in the related Letter of Transmittal (the “Letter of Transmittal” and which, together with the Offer to Purchase, constitutes the “Offer”), a copy of which was filed as Exhibit (a)(1)(B) to the Schedule TO.

The purpose of this Amendment No.1 is to amend and supplement the Schedule TO as described in the press release filed herewith as Exhibit (a)(5)(C).

Only those items amended or supplemented are reported in this Amendment No. 1. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged and this Amendment No. 1 does not modify any of the information previously reported on the Schedule TO, the Offer to Purchase and the Letter of Transmittal. You should read this Amendment No. 1 together with the Schedule TO and all exhibits attached thereto, including the Offer to Purchase and the Letter of Transmittal, as each may be amended or supplemented from time to time.

Item 7. Source and Amount of Funds or Other Consideration.

Item 7(a), (b) and (d) are hereby amended and supplemented by the following information:

On February 27, 2025, the Company announced the pricing of an offering (the “Offering”) of $550 million in aggregate principal amount of its new 6.5% senior unsecured notes due 2033 (the “Notes”) in a private offering that is exempt from registration under the Securities Act of 1933, as amended. The Notes will be guaranteed on a senior unsecured basis by each of the Company’s wholly-owned domestic subsidiaries that guarantee the Company’s senior secured credit facilities.

The Offering is expected to close on March 6, 2025, subject to the satisfaction of customary closing conditions. The Notes will pay interest on a semi-annual basis. The Company intends to use the net proceeds of the Notes, together with cash on hand, and the net proceeds of borrowings under a proposed new incremental term loan B facility in an aggregate principal amount of $450 million, to fund the Offer and related fees and expenses, and the remaining amount, if any, for general corporate purposes, including repayments under the revolving portion of the Company’s Senior Secured Credit facilities.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit Number	Description
(a)(5)(C)	Press release issued by WEX Inc., dated February 27, 2025 (incorporated by reference to Exhibit 99.1 to WEX Inc.’s Current Report on Form 8-K filed with the SEC on February 27, 2025).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 27, 2025

WEX INC.

By:	/s/ Jagtar Narula
	Name:	Jagtar Narula
	Title:	Chief Financial Officer